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Women-owned
Santé

New American Restaurant

15507 N Scottsdale Rd
Scottsdale, AZ 85254
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $75,000 invested.
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THE PITCH
Santé is seeking investment to support our continued growth and invest in our market experience.
OUR STORY

Santé believes that food is more than just the fuel that keeps you going throughout the day. It can actively heal your body when the base ingredients are grown regeneratively, organically, and ethically. We believe we have the ability to change a million lives for the better.

Santé is a contemporary global fusion with a Beyond organic farm to table heritage, using traditional and classic regional diction with thoughtful, local and organic growers and to guide guests through the ever changing landscape of the booming Arizona culinary movement.More details...
The restaurant reinforces their scratch kitchen philosophy with handmade breads and pastries, in-house cured lox pickled veg, and produce and animal products from the best regenerative farms and ranches.
The menu changes regularly based on seasonal fresh produce and offers an optional tasting format as a guided dining experience.
Our global fusion cuisine is amplified by an exquisite, purposely-curated wine portfolio and a celebrated cocktail program.
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OUR MISSION

"Let us eat to live and live longer to eat" - Sourcing sustainability from as many regenerative farms as we can is our main priority, as we believe that this is the direction we must take as a community and industry.

We are committed to these practices and aim to educate our community about this mission.
All of our ingredients are sourced from small farms with humanely raised livestock, ensuring that animal products and byproducts will not carry any harmful chemicals or GMOs to our guests.
The culinary team has created diverse menu options that cater to any diner, regardless of their bio-individual needs or dietary restrictions.
Santé's menu not only caters to these individual needs but also create an inclusive dining environment for all parties to enjoy a meal together.
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FOOD IS OUR PASSION
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THE TEAM
Nico Doniele
Co-owner

Nico has been around the restaurant industry her entire life. The daughter of an award-winning executive chef. Before she knew it, she was working in restaurants in Scottsdale, tending bars, serving tables, and being a part of restaurants' opening teams for countless years. Now, she's marrying her love of the restaurant industry with the passion she has for food health and health education.

Through her travel through Central America and living/working abroad and in Italy and France, Nico expanded her knowledge for the celebration of local ingredients and how they were used through each season to heal and nourish the body.

Over 20 years ago, Nico began learning about the power of alternative healing, energy, meditation, and mindfulness when she studied Chinese Bodywork and Therapies at Southwest Institute for Healing Arts, & In the last five years, she has focused on meditation, personal growth, coaching, and nutrition, and received her Health Coaching certification from The Institute for Integrative Nutrition & Stanford University Nutrition Science and 300 H of Yoga teacher training @ Modo Yoga International.

Through struggles of her own with gut health issues, she found it difficult to find places where she could eat and celebrate food with her friends. Furthermore, being a change maker she found it difficult to find CONSCIOUS places to eat where all things were thought about.

By creating the concept Santé, it is her mission that eating out with diet restriction frustrations are a thing of the past and acknowledging that the choices WE make for our planet, are the future.

Nick Neuman
Co-owner

Nick has a strong belief that serving food is not just providing fuel for the body but an experience for the mind, heart, and soul.

He strives to create fine dining experiences for all, where people can enjoy with friends, family, and the ones they love.

With Santé, Nick wanted to go all out with his passion for creating innovative culinary experiences and with a focus on taking care of our planet too.

He desires that people have a holistic understanding of the food they put in their bodies. He wants them to learn nutritional ways how to improve their body and mind from the inside out.

As a restaurant owner and fine dining expert, he brings with him extensive professional experience of almost 28 years and still growing.

Throughout college and beyond years he worked in every level of various restaurants and gained expertise and a unique perspective on front-of-house operations.

Using his extensive skills in leadership, restaurant operations and hospitality Nick has successfully launched and successfully operated, EVO, a staple restaurant in the old town of Scottsdale.

With a passion for travel, he loves to discover and explore more of the world around him. He strives to understand the diverse cultures, traditions, and heritage of the rich-historic places of the world.

Filled with people of different tastes, personalities, traits, behaviors, and qualities, he sees the world as a canvas to be painted with the experiential ideas of food and hospitality.

Saul Velazquez
Executive Chef
Eric Abaloz
Chef De Cuisine
Nathaniel Carrothers
Executive Sous
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PRESS
Restaurant of the Week: Santé

After making its grand debut this winter, Santé, a new elevated dining experience in North Scottsdale

Trendsetter to Know: Nico Doniele of Santé Restaurant

Meet Nico Doniele, owner and creative director of one of the hottest new restaurants in North Scottsdale!

Meet Santé, a new health-focused restaurant from EVO's Nick Neuman opening in Scottsdale

Nick Neuman, owner of EVO Italian restaurant in Scottsdale is partnering with a longtime friend, Nico Doniele, to open a new restaurant in north Scottsdale that aims to bring high-end food that can accommodate any dietary restrictions.

Six Questions for Santé Co-Founder Nico Doniele

For more than 50 years, PHOENIX magazine's experienced writers, editors, and designers have captured all sides of the Valley with award-winning and insightful writing, and groundbreaking reporting and design.

Chic new eatery offers regenerative foods

Nico Doniele has always been frustrated with the lack of attention restaurants paid to where the food comes from.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operational reserves and payroll $69,937
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,250,000	$3,900,000	$4,680,000	$5,616,000	$6,739,200
Cost of Goods Sold	$1,137,500	$1,170,000	$1,404,000	$1,684,800	$2,021,760
Gross Profit	$2,112,500	$2,730,000	$3,276,000	$3,931,200	$4,717,440

EXPENSES

Rent	$30,000	$30,750	$31,518	$32,305	$33,112
Utilities	$10,000	$10,250	$10,506	$10,768	$11,037
Salaries	$160,000	$192,000	$230,400	$276,480	$331,776
Insurance	$12,000	$12,300	$12,607	$12,922	$13,245
Equipment Lease	$1,000	$1,025	$1,050	$1,076	$1,102
Repairs & Maintenance	$5,000	$5,125	$5,253	$5,384	$5,518
Legal & Professional Fees	$4,000	$4,100	$4,202	$4,307	$4,414
Employee Related Expenses	$975,000	$1,170,000	$1,404,000	$1,684,800	$2,021,760
Operating Profit	$915,500	$1,304,450	$1,576,464	$1,903,158	$2,295,476

This information is provided by Santé. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Introducing Sante 2022-23.pdf
SANTE 2022 YTD Income Statement.pdf
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends January 6th, 2023
Summary of Terms
Legal Business Name Sante Conscious Concepts
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 0.5%-0.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2028
Financial Condition
Historical milestones

Santé has been operating since December 2021 and has since achieved the following milestones:

Opened location in Scottsdale, AZ

Achieved revenue of $47,275 in 2021 (Operating only in the last month of 2021), which then grew to $1,464,910 Year to date September 2022

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of October 2022 Santé has debt of $48,000 outstanding. This debt is sourced primarily from Navitas Capital and will be senior to any investment raised on Mainvest. In addition to the Santé's outstanding debt and the debt raised on Mainvest, Santé may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Santé to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Santé operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Santé competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Santé's core business or the inability to compete successfully against the with other competitors could negatively affect Santé's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Santé's management or vote on and/or influence any managerial decisions regarding Santé. Furthermore, if the founders or other key personnel of Santé were to leave Santé or become unable to work, Santé (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Santé and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Santé is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Santé might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Santé is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Santé

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Santé's financial performance or ability to continue to operate. In the event Santé ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Santé nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Santé will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Santé is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Santé will carry some insurance, Santé may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Santé could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Santé's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Santé's management will coincide: you both want Santé to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Santé to act conservative to make sure they are best equipped to repay the Note obligations, while Santé might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Santé needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Santé or management), which is responsible for monitoring Santé's compliance with the law. Santé will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Santé is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Santé fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Santé, and the revenue of Santé can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Santé to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Santé. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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